CUSIP No. 89354M 10 6

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. 2)[1]

Transcept Pharmaceuticals, Inc. (formerly Novacea, Inc.)
(Name of Issuer)
Common Stock, $.001 par value
(Title of Class of Securities)
89354M 10 6
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

_______________________

1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 89354M 10 6

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	Domain Partners V, L.P.
2)	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5)	Sole Voting Power	-0-
		6)	Shared Voting Power	-0-
		7)	Sole Dispositive Power	-0-
		8)	Shared Dispositive Power	-0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person	-0-
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11)	Percent of Class Represented by Amount in Row (9)	-0-
12)	Type of Reporting Person	PN

CUSIP No. 89354M 10 6

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	DP V Associates, L.P.
2)	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5)	Sole Voting Power	-0-
		6)	Shared Voting Power	-0-
		7)	Sole Dispositive Power	-0-
		8)	Shared Dispositive Power	-0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person	-0-
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11)	Percent of Class Represented by Amount in Row (9)	-0-
12)	Type of Reporting Person	PN

CUSIP No. 89354M 10 6

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	Domain Associates, L.L.C.
2)	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5)	Sole Voting Power	-0-
		6)	Shared Voting Power	-0-
		7)	Sole Dispositive Power	-0-
		8)	Shared Dispositive Power	-0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person	-0-
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11)	Percent of Class Represented by Amount in Row (9)	-0-
12)	Type of Reporting Person	OO

CUSIP No. 89354M 10 6

Amendment No. 2 to Schedule 13G (Final Amendment)

Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission on February 14, 2007 and Amendment No. 1 thereto filed on February 7, 2009 (as so amended, the “Schedule 13G”). Terms defined in the Schedule 13G are used herein as so defined.

The following Items of the Schedule 13G are hereby amended and restated as follows:

Item 1(a)	–	Name of Issuer: Transcept Pharmaceuticals, Inc. (formerly Novacea, Inc.)

Item 1(b)	–	Address of Issuer’s Principal Executive Offices:

1003 W. Cutting Blvd., Suite 110
South San Francisco, CA 94080

Item 4	–	Ownership.

(a)	Amount Beneficially Owned:

Domain V: -0-
DP V A: -0-
DA: -0-

(b)	Percent of Class:

Domain V: -0-
DP V A: -0-
DA: -0-

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

Domain V: -0-
DP V A: -0-
DA: -0-

(ii)	shared power to vote or to direct the vote: -0-

(iii)	sole power to dispose or to direct the disposition of:

CUSIP No. 89354M 10 6

Domain V: -0-
DP V A: -0-
DA: -0-

(iv)	shared power to dispose or to direct the disposition of: -0-

Item 5 -	Ownership Of Five Percent Or Less Of A Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the Common Stock, check the following: ☒

CUSIP No. 89354M 10 6

Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DOMAIN PARTNERS V, L.P.
By:	One Palmer Square Associates V, L.L.C., General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member
DP V ASSOCIATES, L.P.
By:	One Palmer Square Associates V, L.L.C., General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member
DOMAIN ASSOCIATES, L.L.C.
By:	/s/ Kathleen K. Schoemaker
Managing Member

Date: January 19, 2010